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                                               --------------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. TWO)*

                            IMPAX LABORATORIES, INC.
                            ------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                    45256B101
                                    ---------
                                 (CUSIP Number)

                                BARRY R. EDWARDS
                             CHIEF EXECUTIVE OFFICER
                            IMPAX LABORATORIES, INC.
                              30831 HUNTWOOD AVENUE
                            HAYWARD, CALIFORNIA 94544
                                 (510) 476-2000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 11, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
     ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

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
                                                                                Page 2 of 12
------------------------------                                          ------------------------------
      CUSIP NO. 45256B101                 SCHEDULE 13D
                ---------
------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

           Charles (Chiin Hsiung) Hsiao, Ph.D.

------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)        (a)    [ ]
                                                                                      (b)    [ ]
------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)          SC

------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) OR 2(e)                                                                      [ ]

------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               626,150 shares* (See Item 5)

                         -----------------------------------------------------------------------------
    NUMBER OF             8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 3,347,419 shares* (See Item 5)
 OWNED BY EACH
    REPORTING            -----------------------------------------------------------------------------
     PERSON               9    SOLE DISPOSITIVE POWER
      WITH
                               626,150 shares* (See Item 5)

                         -----------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               3,347,419 shares* (See Item 5)

------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,973,569 shares* (See Item 5)
------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                                             [ ]
------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.8%* (See Item 5)
------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         IN
------------------------------------------------------------------------------------------------------

         *Includes options to purchase 438,810 shares of common stock, which are immediately exercisable. Does not include 2,601,924 shares of Common Stock held in the Chiin Hsiao Children Irrevocable Trust, as to which shares Dr. Hsiao does not have voting or dispositive power.

                                                                                Page 3 of 12
------------------------------                                          ------------------------------
      CUSIP NO. 45256B101                 SCHEDULE 13D
                ---------
------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

           Pamela Hsiao

------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)        (a)    [ ]
                                                                                      (b)    [ ]
------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)          00

------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) OR 2(e)                                                                      [ ]

------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0 shares (See Item 5)

                         -----------------------------------------------------------------------------
    NUMBER OF             8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 3,347,419 shares* (See Item 5)
 OWNED BY EACH
    REPORTING            -----------------------------------------------------------------------------
     PERSON               9    SOLE DISPOSITIVE POWER
      WITH
                               0 shares (See Item 5)

                         -----------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               3,347,419 shares* (See Item 5)

------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,347,419 shares* (See Item 5)
------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                                             [ ]
------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%* (See Item 5)
------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         IN
------------------------------------------------------------------------------------------------------

         *Does not include 2,601,924 shares of Common Stock held in the Chiin
          Hsiao Children Irrevocable Trust, as to which shares Ms. Hsiao does not have voting or dispositive power.

                                                                                Page 4 of 12
------------------------------                                          ------------------------------
      CUSIP NO. 45256B101                 SCHEDULE 13D
                ---------
------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

           2004 Hsiao Family Trust

------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)        (a)    [ ]
                                                                                      (b)    [ ]
------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)          00

------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) OR 2(e)                                                                      [ ]

------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               3,347,419 shares (See Item 5)

                         -----------------------------------------------------------------------------
    NUMBER OF             8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 0 shares (See Item 5)
 OWNED BY EACH
    REPORTING            -----------------------------------------------------------------------------
     PERSON               9    SOLE DISPOSITIVE POWER
      WITH
                               3,347,419 shares (See Item 5)

                         -----------------------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0 shares (See Item 5)

------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,347,419 shares (See Item 5)
------------------------------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                                             [ ]
------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%* (See Item 5)
------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         00
------------------------------------------------------------------------------------------------------

         This Amendment No. Two to Schedule 13D ("Amendment No. Two") amends and supplements the information set forth in the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 27, 1999 (the "Original Schedule 13D"), as amended by Amendment No. One to the Original
Schedule 13D filed with the Commission on June 15, 2004 (as so amended, the "Amended Schedule 13D"), and constitutes Amendment No. Two to the Original
Schedule 13D. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to such terms in the Amended Schedule 13D.

1.       SECURITY AND ISSUER.

         No amendments or supplements.

2.       IDENTITY AND BACKGROUND.

         The following information amends and supplements Item 2 of the Amended
Schedule 13D:

         The Original Schedule 13D was filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 to the Original Schedule 13D and incorporated herein by reference) by and among Dr. Hsiao, Shu Shen Hsiao Trust and Richard Hsiao Trust. Effective as of June 9, 2004, Dr. Hsiao resigned as trustee of both the Shu Shen Hsiao Trust and Richard Hsiao Trust, and the Joint Filing Agreement was terminated.

         The business address of Charles (Chiin Hsiung) Hsiao (Dr. Hsiao") is 30831 Huntwood Avenue, Hayward, CA 94544. Dr. Hsiao is a citizen of the United States. Dr. Hsiao's principal occupation is Chairman, Impax Laboratories, Inc. (30831 Huntwood Ave. Hayward, CA 94544). The residential address of Pamela Hsiao ("Ms. Hsiao") is 1556 Rubino Court, Pleasanton, CA 94566. Ms. Hsiao is a citizen of the United States. Ms. Hsiao's principal occupation is homemaker. The business address of 2004 Hsiao Family Trust (the "Trust") is 1556 Rubino Court, Pleasanton, CA 94566. The Trust exists and was created under the laws of the State of California.

         Each of Dr. Hsiao, Ms. Hsiao and the Trust are referred to herein as a "Reporting Person". Each Reporting Person has entered into a Joint Filing Agreement which is attached as an exhibit hereto and incorporated by reference herein.

         During the last five years prior to the date of this filing, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The following information amends and restates Item 3 of the Amended
Schedule 13D in its entirety:

         Global and Impax entered into an Agreement and Plan of Merger, dated as of July 26, 1999 ("Merger Agreement"), pursuant to which Impax would merge into Global, with Global being the surviving corporation. The Merger of Impax into Global was consummated on December 14, 1999.

         The Issuer's corporate existence was not affected by the Merger, but its certificate of incorporation was amended to increase the number of shares of Common Stock that Issuer is authorized to issue and to change the name of the combined company to Impax Laboratories, Inc.

         Effective with the Merger, the following shares and all rights with respect to those shares were converted into capital stock of the Issuer as described below:

         (a) Each outstanding share of Impax common stock, Series A preferred stock and Series B preferred stock was converted into 3.3358 shares of the Issuer's Common Stock;

         (b) Each outstanding share of Impax Series C preferred stock was converted into 5.849 shares of the Issuer's Common Stock;

         (c) Every 20 outstanding shares of Impax Series D preferred stock was converted into one share of the Issuer's Series 1-B preferred stock;

         (d) Each outstanding share of Global Series C preferred stock was converted into 50 shares of the Issuer's Common Stock; and

         (e) Each outstanding share of Global Series D preferred stock was converted into one share of Issuer's Series 1-A preferred stock.

         Dr. Hsiao was the record and beneficial owner of 1,818 shares of common stock of Impax, 1,000,000 shares of Series A Preferred Stock of Impax, a warrant to purchase 200,000 shares of common stock of Impax and an option to purchase 100,000 shares of common stock of Impax. Consequently, as a result of the Merger, Dr. Hsiao was the record and beneficial owner of 3,341,864 shares of Common Stock of the Issuer, options to purchase 333,580 shares of Common Stock of the Issuer and warrants to purchase 667,160 shares of Common Stock of the Issuer.

         On December 22, 2000, Dr. Hsiao was granted options to purchase 60,800 shares of Common Stock of the Issuer, on March 8, 2002, Dr. Hsiao was granted options to purchase 100,000 shares of Common Stock of the Issuer and on March 10, 2003, Dr. Hsiao was granted options to purchase 75,000 shares of Common Stock of the Issuer. Of these options (including the options to purchase 333,580 shares of Common Stock of the Issuer described in the paragraph above), options to purchase 438,810 shares of Common Stock of the Issuer may be exercised within 60 days.

         On November 25, 2003, Dr. Hsiao exercised his warrants and purchased 667,160 shares of Common Stock of the Issuer at an exercise price of $0.75 per share. Dr. Hsiao has also acquired approximately 125,631 shares of the Common Stock of the Issuer since the date of the Original Schedule 13D through various transactions including acquisitions under the Issuer's Employee Stock Purchase Plan.

         On June 3, 2004, Dr. Hsiao, donated 300,000 shares of the Common Stock to the Pamela and Charles Hsiao Charitable Remainder Unitrust (the "Hsiao Unitrust"). Dr. Hsiao and his wife, Ms. Hsiao, are the co-trustees of the Hsiao Unitrust and have the authority to vote or dispose of all shares held by the Hsiao Unitrust. On June 7, 2004, the Hsiao Unitrust sold (a) 25,000 shares of the Common Stock of the Issuer at a price of $21.8463 per share and (b) 275,000 shares of the Common Stock of the Issuer at a price of $21.0767 per share. As a result of such sale, the Hsiao Unitrust currently holds no shares of Common Stock of the Issuer.

         On June 7, 2004, Dr. Hsiao sold (a) 25,000 shares of the Common Stock of the Issuer at a price of $21.8463 per share and (b) 275,000 shares of the Common Stock of the Issuer at a price of $21.0767 per share.

         On August 11, 2004, Dr. Hsiao donated 3,347,419 shares of the Common Stock to the Trust. Dr. Hsiao and his wife, Ms. Hsiao, are the co-trustees of the Trust and have the authority to vote or dispose of all shares held by the Trust.

4.       PURPOSE OF TRANSACTION.

         The following information amends and restates Item 4 of the Amended
Schedule 13D in its entirety:

         The shares of Common Stock of Issuer deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors. Except as set forth above, no Reporting Person has any plans or proposals which relate to or would result in:

         (a) any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.

         Each Reporting Person retains the right to change investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned in any manner permitted by law. In the event of a material change in the present plans or intentions of any Reporting Person, the Reporting Persons will amend this Schedule 13D to reflect such change, to the extent required by law.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         The following information amends and supplements Item 5 of the Amended
Schedule 13D:

         Dr. Hsiao beneficially owns 3,973,569 shares of Common Stock of Issuer, including options to purchase 438,810 shares of common stock which may be exercised within 60 days. Accordingly, Dr. Hsiao may be deemed to beneficially own 6.8% of the outstanding shares of Common Stock of Issuer, which percentage is calculated based upon 58,028,543 shares of Common Stock reported outstanding by the Issuer as of April 30, 2004. The percentage is calculated by dividing 3,973,569 shares beneficially owned by 58,467,353 (which is the sum of 58,028,543 and 438,810).

         Ms. Hsiao beneficially owns 3,347,419 shares of Common Stock of Issuer. Accordingly, Ms. Hsiao may be deemed to beneficially own 5.8% of the outstanding shares of Common Stock of Issuer, which percentage is calculated based upon 58,028,543 shares of Common Stock reported outstanding by the Issuer as of April 30, 2004. The percentage is calculated by dividing 3,347,419 shares beneficially owned by 58,028,543.

         The Trust beneficially owns 3,347,419 shares of Common Stock of Issuer. Accordingly, the Trust may be deemed to beneficially own 5.8% of the outstanding shares of Common Stock of Issuer, which percentage is calculated based upon 58,028,543 shares of Common Stock reported outstanding by the Issuer as of April 30, 2004. The percentage is calculated by dividing 3,347,419 shares beneficially owned by 58,028,543.

         (a) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, each incorporated herein by reference.

         (b) Except as disclosed in Item 3, no Reporting Person has effected any transactions in the Common Stock during the last 60 days.

         (c) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (d) Not Applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No amendments or supplements.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         No amendments or supplements.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment Two to Schedule 13D is true, complete and correct.

Date: August 6, 2004
                                       /s/ Charles Hsiao
                                       -----------------------------------
                                       Charles (Chiin Hsiung) Hsiao, Ph.D.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment Two to Schedule 13D is true, complete and correct.

Date: August 6, 2004                                 /s/ Pamela Hsiao
                                                     ----------------------
                                                     Pamela Hsiao

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment Two to Schedule 13D is true, complete and correct.

Date: August 6, 2004               2004 Hsiao Family Trust


                                   By: /s/ Charles Hsiao
                                       -------------------------------------
                                       Charles (Chiin Hsiung) Hsiao, Trustee

                                   By: /s/ Pamela Hsiao
                                       -------------------------------------
                                       Pamela Hsiao, Trustee

                             JOINT FILING AGREEMENT

         As required by Rule 13d-1(k)(1) of Regulation 13D of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, each Reporting Person on whose behalf this Statement is filed agrees that this Statement is, and any subsequent amendments hereto will be filed on behalf of each of them. Each Reporting Person understands that they are responsible for the timely filing of this Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained herein; each Reporting Person understands that they are not responsible for the completeness or accuracy of the information concerning the other Reporting Persons making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.



    Date: August 6, 2004

                                   By: /s/ Charles Hsiao
                                       -------------------------------------
                                       Charles (Chiin Hsiung) Hsiao, Trustee

                                   By: /s/ Pamela Hsiao
                                       -------------------------------------
                                       Pamela Hsiao, Trustee



                                   2004 Hsiao Family Trust



                                   By: /s/ Charles Hsiao
                                       -------------------------------------
                                       Charles (Chiin Hsiung) Hsiao, Trustee

                                   By: /s/ Pamela Hsiao
                                       -------------------------------------
                                       Pamela Hsiao, Trustee